FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: December, 2003

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated December 9, 2003, relating to : Lafarge announced the sale by Lafarge Halla Cement of its minority stake in Tong Yang Cement in South Korea.

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PRESS RELEASE

Euronext : LG, NYSE : LR	Paris, December 9, 2003

Lafarge announced the sale by Lafarge Halla Cement of its minority stake in Tong Yang Cement in South Korea

Lafarge Halla Cement, the 39.9%-owned Korean cement subsidiary of Lafarge, has just sold its minority equity interest in the joint venture “Tong Yang Cement Co, Ltd.”, in favorable conditions, to Tong Yang Major Corporation. The transaction price amounted to USD138 million.

Tong Yang Cement Co, Ltd. is a joint venture formed in November 2001 between Tong Yang Major Corporation, a Korean conglomerate, and Lafarge Halla Cement which owned 25% of share capital for an initial investment of USD100 million. Tong Yang Major Corporation owned the remaining 75% of share capital.

“South Korea is an attractive market for the Group, which, thanks to its stake in Lafarge Halla Cement, holds a strong position and has a solid base for future growth in cement. We are prepared to reinforce our presence on this market, in so far as our profitability criteria are met” said Lafarge CEO Bernard Kasriel.

Lafarge is the world leader in building materials, and employs 77,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €14.6 billion in 2002. More information is available on: www.lafarge.com

PRESS CONTACT:	INVESTOR RELATIONS :

Véronique Doux: 33-1 44-34-19-47 veronique.doux@lafarge.com	James Palmer: 33-1 44-34-11-26 james.palmer@lafarge.com

Brunswick Stéphanie Tessier 33-1 53-96-83-79 stessier@brunswickgroup.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission including its Reference Document COB number D03-0375 as updated on June 5, 2003 and November 17, 2003 and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 9, 2003	Lafarge
(Registrant)

By: /s/ Jean-Pierre Cloiseau
Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance

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